

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 13, 2007

John Ove Ottestad
Executive Vice President and Chief Financial Officer
Norsk Hydro ASA
Drammensveien 264, Vækerø
N-0240 Oslo
Norway

       Re: **Norsk Hydro ASA**
              Form 20-F for the Fiscal Year Ended December 31, 2006
              Filed March 16, 2007
              Form 20-F/A for the Fiscal Year Ended December 31, 2006
              Filed June 11, 2007
              File No. 1-9159

Dear Mr. Ottestad:

       We have completed our review of your 2006 Form 20-F, and related amendments, and do not, at this time, have any further comments.

                                    Sincerely,

                                      Jill Davis
                                      Branch Chief